Copa Holdings Announces Monthly Traffic Statistics For March 2016

PANAMA CITY, April 11, 2016 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for March 2016:

For the month of March 2016, Copa Holdings' system-wide passenger traffic (RPM) increased 3.4% year over year, while capacity decreased 0.5%. As a result, system load factor for March 2016 was 75.4%, a 2.9 percentage point increase when compared to March 2015.

Operating Data	March	March	% Change	YTD	YTD	% Change
	2016	2015	(YOY)	2016	2015	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,824.4	1,834.5	-0.5%	5,565.4	5,433.1	2.4%
RPM (mm) (2)	1,374.7	1,329.1	3.4%	4,306.7	4,157.7	3.6%
Load Factor (3)	75.4%	72.5%	2.9p.p.	77.4%	76.5%	0.9p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 76 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 100 aircraft: 77 Boeing 737NG aircraft and 23 EMBRAER-190s. For more information visit www.copa.com.

CPA-G

CONTACT:
Rafael Arias – Panamá
Director-Investor Relations
+(507) 304-2431